APPLICA INCORPORATED
 3633 Flamingo Road
Miramar, Florida 33027

Dear Fellow Shareholder:	December 22, 2006
     I am writing today to ensure that you are aware of several recent developments, as well as the specific steps you should take to protect and maximize the value of your investment in Applica.
     On October 19, 2006, we entered into a definitive merger agreement with APN Holding Company, Inc. and APN Mergersub, Inc. (which are subsidiaries of Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P., and which we refer to, along with such funds, as Harbinger) under which Harbinger agreed to acquire all outstanding shares of Applica that it does not currently own for $6 per share in cash. Harbinger is our largest shareholder, with ownership of approximately 40% of the common stock of Applica.
     On December 14, 2006, Harbinger submitted a definitive binding offer to enter into an amendment to its merger agreement that provides for our shareholders to receive $6.50 in cash per share, without interest, if the merger is completed. Our board of directors accepted Harbinger’s increased offer of $6.50 per share, and, on December 14, 2006, we entered into an amendment to the merger agreement.
     The increased offer and amendment followed our receipt on December 13, 2006 of an unsolicited offer by NACCO Industries, Inc. to acquire all of the outstanding shares of Applica for $6.50 per share in cash. On the morning of December 15, 2006, Apex Acquisition Corporation, which is a newly formed Florida corporation and an indirect, wholly owned subsidiary of NACCO, purportedly commenced a tender offer to purchase all outstanding shares of our common stock at a purchase price of $6.50 per share.
     On December 21, 2006, NACCO publicly announced that it had increased the per share offer price of its offer to $7.00. Subsequently, Harbinger submitted to us a definitive binding offer to enter into a second amendment to its merger agreement that provides for shareholders to receive $7.00 in cash per share, without interest, if the Harbinger merger is completed. Our board of directors accepted Harbinger’s increased offer of $7.00 per share, and, on December 22, 2006, we entered into a second amendment to the merger agreement.
     It is important that you know our board’s position on these matters. In particular, after careful consideration, the board:
     (i) recommends that our shareholders reject the NACCO offer and not tender their shares in the NACCO offer; and
     (ii) reaffirms the Harbinger merger and recommends that our shareholders vote “FOR” the adoption of the second amended merger agreement between Applica and Harbinger.
     The board also recommends that, even if a shareholder does not vote with respect to the Harbinger merger agreement at this time, that such shareholder vote “FOR” the proposal to adjourn or postpone the special meeting of our shareholders, if necessary or appropriate, to solicit additional proxies if there are insufficient shares present or represented at the meeting to constitute a quorum or insufficient votes at the time of the meeting to adopt the Harbinger merger agreement. The ability to adjourn or postpone the special meeting will give the board the flexibility to preserve the existing transaction with Harbinger should the vote not be obtained by December 28, 2006.

     In evaluating NACCO’s new offer, our board noted that other than the increase in the per share offer price to $7.00, there were no other material changes made to the terms and conditions of the NACCO offer. Our board consulted with our management and legal and financial advisors and, in reaching its determination to recommend that Applica’s shareholders reject the NACCO offer and not tender their shares in the NACCO offer, considered, among others, the following material facts and information:
•	No Premium. NACCO’s $7.00 per share offer price does not offer any premium over the per share price, which is also $7.00, set forth in the Harbinger merger agreement, as amended on December 14, 2006 and on December 22, 2006.

•	Harbinger Merger Agreement at Least as Favorable. The amended Harbinger merger agreement is at least as favorable to our shareholders as the NACCO offer.

•	NACCO Offer is Highly Conditional. The NACCO offer is highly conditional and includes extensive broadly drafted and subjective conditions that could provide significant obstacles to completion of the NACCO offer or the other aspects of the NACCO merger and result in significant uncertainty that the NACCO offer will be consummated.

•	Restrictions Imposed by Harbinger Merger Agreement. Given certain provisions contained in the amended Harbinger merger agreement, it is not possible to satisfy various closing conditions to the NACCO offer at this time. In particular, the terms of the amended Harbinger merger agreement prohibit Applica from terminating such agreement (which is a condition to the NACCO offer) to accept a competing proposal that is not a “superior proposal.” In addition, if the board modifies or withdraws its recommendation that our shareholders vote for the Harbinger merger (the board must recommend the NACCO offer as a condition to such offer), we must pay Harbinger a fee equal to $4.0 million plus up to $2.0 million of reasonable, documented, third party, out-of-pocket expenses.

•	Conditional Financing. Although the NACCO offer is not subject to a financing closing condition, it is uncertain whether Apex Acquisition Corporation will have access to sufficient cash to complete the NACCO offer.
     In light of the above factors, the board determined that the NACCO offer is not in the best interests of Applica and our shareholders. Accordingly, the board recommends that our shareholders reject the NACCO offer and not tender their shares pursuant to the NACCO offer.
     The Harbinger transaction is not subject to any financing condition. The “purchasing” affiliates of Harbinger Capital Partners received equity funding letters from Harbinger Capital Partners that, subject to the conditions therein, provide for an aggregate amount sufficient to complete the transaction. Completion of the transaction is subject only to standard regulatory approvals and other customary closing conditions.
     A meeting is scheduled for December 28, 2006 for the purpose of approving the amended merger agreement between Applica and Harbinger. This meeting will be convened as planned and completion of the transaction is expected to occur shortly thereafter.

     TO VOTE YOUR SHARES IN FAVOR OF THE AMENDED HARBINGER MERGER AGREEMENT, PLEASE COMPLETE, DATE, SIGN AND RETURN THE PROXY CARD ENCLOSED WITH THE PREVIOUSLY DISTRIBUTED DEFINITIVE PROXY STATEMENT AS SOON AS POSSIBLE. Please contact our proxy solicitor, Georgeson Inc. at 17 State Street, New York, New York 10004 or call them toll-free at (866) 857-2634 if you have any questions about the board’s recommendation, the definitive proxy statement, the proxy supplement or the merger or need assistance with the voting procedures.
     We look forward to your support as we work to complete this transaction.

Sincerely,

Harry D. Schulman Chairman of the Board,
President and Chief Executive Officer

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